UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

ProPhase Labs, Inc.
(Name of Issuer)

Common Stock, $0.0005 par value
(Title of Class of Securities)

74345W 10 8
(CUSIP Number)

ROBERT H. FRIEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The issuer became a reporting company under the Act in February 1991.

CUSIP NO. 74345W 10 8

1	NAME OF REPORTING PERSON GUY QUIGLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,128,132*
	8	SHARED VOTING POWER 403,705
	9	SOLE DISPOSITIVE POWER 2,581,559
	10	SHARED DISPOSITIVE POWER 403,705
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,985,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IN

* Excludes the remaining 1,453,427 Shares owned directly by Mr. Quigley that are subject to an Irrevocable Proxy as discussed in further detail in Item 6.

CUSIP NO. 74345W 10 8

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 14,836,340 Shares outstanding as of August 13, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2012.

As of the date hereof, Mr. Quigley beneficially owns 2,985,264 Shares, constituting approximately 20.1% of the Shares outstanding, consisting of 2,581,559 Shares owned directly by Mr. Quigley and 403,705 Shares owned directly by Mr. Quigley’s spouse that Mr. Quigley may also be deemed to beneficially own.  Mr. Quigley disclaims beneficial ownership of the Shares owned directly by his spouse.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Mr. Quigley has sole voting power with respect to 1,128,132 Shares he owns directly (excludes the remaining 1,453,427 Shares he owns directly that are subject to an Irrevocable Proxy as discussed in further detail in Item 6) and sole dispositive power with respect to the Shares he owns directly.  Mr. Quigley shares with his spouse voting and dispositive power with respect to the Shares owned directly by his spouse.

Item 5(c) is hereby amended to add the following:

(c)           Reference is made to the Stock Option Agreement described in further detail in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 4, 2012, Mr. Quigley entered into a Stock Option Agreement with Matrixx Initiatives, Inc. (“Matrixx”) pursuant to which Mr. Quigley sold to Matrixx an option (the “Option”) to acquire 1,453,427 Shares owned by Mr. Quigley, representing approximately 9.8% of the Issuer’s outstanding Shares (the “Option Shares”), for an exercise price of $1.40 per Share or $2,034,797.80 in the aggregate (the “Option Price”), pursuant to the terms and conditions contained therein.  The aggregate purchase price paid by Matrixx for the Option was $200,000.

The Option expires on the earliest to occur of (i) Matrixx’s failure to deliver written notice to Mr. Quigley of its intent to exercise the Option within thirty (30) calendar days after the date of the Stock Option Agreement, (ii) Matrixx’s failure to pay the Option Price and (iii) the date that is three (3) years from the date of the Stock Option Agreement (the “Expiration Date”).  The Option may be exercised in whole, but not in part, by Matrixx at any time prior to the Expiration Date.

CUSIP NO. 74345W 10 8

The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to the Stock Option Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the Stock Option Agreement, Mr. Quigley delivered to Matrixx an Irrevocable Proxy pursuant to which Matrixx is entitled to (i) exercise all voting and other rights pertaining to the Option Shares and (ii) exercise any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to the Option Shares as if it were the absolute owner thereof.  The Irrevocable Proxy expires upon the earlier of (i) the date Matrixx exercises the Option in full and (ii) the Expiration Date.

The foregoing description of the Irrevocable Proxy is qualified in its entirety by reference to the Irrevocable Proxy, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Option Agreement by and between Guy J. Quigley and Matrixx Initiatives, Inc., dated September 4, 2012.

99.2	Irrevocable Proxy, dated September 4, 2012.

CUSIP NO. 74345W 10 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2012

/s/ Guy Quigley
GUY QUIGLEY